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                                                                 Exhibit 5
                                  SIMWARE INC.
                                2 GURDWARA ROAD
                        OTTAWA, ONTARIO, CANADA K2E 1A2

                                                                 October 1, 1999

Dear Shareholder:

     We are pleased to inform you that on September 26, 1999, Simware Inc. (the "Company") entered into an Acquisition Agreement (the "Acquisition Agreement") with NetManage, Inc. ("Parent") and its wholly-owned subsidiary, NetManage Bid Co. ("Purchaser"), which provides for certain transactions which would lead to the acquisition of the Company by Parent and Purchaser. Under the terms of the Acquisition Agreement, Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding common shares (the "Shares") for U.S. $3.75 per Share in cash.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT AND THE OFFER AND HAS DETERMINED THAT THE OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS. THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the U.S. Securities and Exchange Commission, including, among other things, the opinion of Alliant Partners, the Company's financial advisor, to the effect that, as of September 24, 1999, the U.S. $3.75 per share in cash to be received by the Company's shareholders in the Offer is fair from a financial point of view to the Company's shareholders. The full text of the written opinion of Alliant Partners, dated September 24, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to the Schedule 14D-9 as Annex A. All shareholders are urged to, and should, read the opinion of Alliant Partners carefully in its entirety.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated October 1, 1999, of Parent and Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

     The enclosed materials meet the requirements of applicable Canadian and U.S. securities laws. For Canadian shareholders, the information set forth in the attached Schedule 14D-9 includes the information that would be required to be included in a Directors' Circular.

     On behalf of the Board of Directors and management of the Company, we thank you for the support you have given to the Company.

                                          Very truly yours,

                                          /s/ WILLIAMS G. BREEN
                                          William G. Breen
                                          Chairman of the Board of Directors

                                          /s/ GLEN M. BROWNLEE
                                          Glen M. Brownlee
                                          President and Chief Executive Officer